UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Central European Media Enterprises Ltd.

File No. 5-45747 - CF#34210

       Ronald S. Lauder and RSL Capital LLC (collectively, "Applicants") submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibit to an amended Schedule 13D filed on June 22, 2012, as further amended on October 12, 2012, relating to their beneficial ownership of common shares of Central European Media Enterprises Ltd.

       Based on representations by the Applicants that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

         Exhibit 99.8   through September 7, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                     Brent J. Fields
                     Secretary